FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on March 22, 2006

DryShips Inc. Reports Details of New Credit Facility

March 22, 2006 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today the acceptance of a new credit facility.

The Company is pleased to announce the acceptance of a credit facility for an amount of up to $672.5 million with HSH Nordbank acting as Lead Arranger and Agent while HSH Nordbank and Bank of Scotland are acting as joint underwriters.  The credit facility is subject only to negotiation of definitive loan documents.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:  “We are proud to announce the acceptance of this new facility and to be associated with two of the world's leading shipping financing banks. The structure of this facility will allow us to restructure our existing debt on much more favorable terms and also provide a credit line for the acquisition of additional vessels”.

Mr. Economou continued:  “We, DryShips’ management, strongly believe in the Company’s future.  Neither we or any of our affiliate or related companies have sold any shares since the Company’s IPO, and still control over 50% of the Company’s outstanding shares.”

Brief Details of the New Credit Facility:

Facility A -

Up to $530.0 million for the purpose of refinancing existing indebtedness;

Term to be 10 years maturing in May 2016.

Total principal repayments to be $34.2 million in 2006
followed by $52.7 million in 2007, $46.6 million in 2008,
$43.0 million in 2009 and $40.0 million in 2010 thru 2015 and $20.0 million in 2016.

Facility B -

Up to $71.25 million (with Lenders’ option to increase to $142.5 million) for the purpose of acquiring additional vessels

Term and repayment is dependent on the age of the vessel acquired.

About DryShips Inc.

DryShips Inc., who maintain their executive offices in Greece, through wholly owned subsidiaries is an owner and operator of drybulk carriers that operate worldwide. As of the day of this announcement, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.  In addition, availability of financing could be affected by failure to complete definitive documentation, and the ability to acquire vessels could be affected by non-performance of a counterparty.  Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  March 22, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer